Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER TO COMMENCE TRADING ON AMEX

December 21, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to announce that final approval has been granted by the American Stock Exchange (AMEX) for the trading of the Company’s common shares on AMEX.

The shares will be listed for trading on the AMEX effective at the opening of trading, Thursday, December 22, 2005. The Company will trade on the AMEX under the symbol “KBX” and will continue to trade on the Toronto Stock Exchange (TSX) under the symbol “KBR”.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.